UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

G&K SERVICES, INC

(Name of Issuer)

Class A Common Stock, par value $0.50 per share

(Title of Class of Securities)

361268105

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,037,391

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,037,391

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,391

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.26%

14.	Type of Reporting Person IA; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,037,391

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,037,391

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,391

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.26%

14.	Type of Reporting Person HC; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,037,391

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,037,391

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,391

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.26%

14.	Type of Reporting Person HC; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,037,391

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,037,391

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,391

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.26%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.50 per share (the “Shares”), of G&K Services, Inc., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 5995 Opus Parkway, Suite 500, Minnetonka, MN 55343.

Item 2.                                                         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar Global Event Driven Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Event Driven Fund”), (iii) Hipparchus Master Fund Ltd, a Cayman Islands exempted company (“Hipparchus Master Fund”), (iv) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (v) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund” and together with Magnetar Capital Master Fund, Magnetar Event Driven Fund, Hipparchus Master Fund and PRA Master Fund, collectively, the “Funds”) and (vi) two managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 819,791 Shares reported herein on behalf of PRA Master Fund have come directly from the assets of PRA Master Fund controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of PRA Master Fund was $79,597,357 (excluding commissions and other execution-related costs).

The aggregate amount of funds used by the Reporting Persons in purchasing the 326 Shares on behalf of Magnetar Tactical Trading Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Tactical Trading Master Fund”), which is a private investment fund of which Magnetar Financial serves as investment adviser was $31,620 (excluding commissions and other execution-related costs).

Item 4.                                                         Purpose of Transaction

The Reporting Persons acquired the 819,791 Shares reported herein on behalf of PRA Master Fund after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 819,791 Shares reported herein on behalf of PRA Master Fund in favor of the Merger.

The Reporting Persons have a 108,800 Share short position that was established after the public announcement of the Merger Agreement on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts as a hedge against the call options contracts described below purchased on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

On Schedule A attached hereto, 981 of the Shares were sold, 468 Shares were shorted and 326 Shares were acquired to cover existing short positions by the Reporting Persons that were established on behalf of Magnetar Tactical Trading Master Fund.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

The Company reported in the Preliminary Proxy Statements relating to Merger and Acquisition that 19,719,454 Shares were issued and outstanding as of the close of business on September 9, 2016.

(a)                                 Each of the Reporting Persons may have been deemed to have beneficial ownership of 1,037,391 Shares, which consists of (i) 819,791 Shares held by PRA Master Fund, (ii) 78,300 Shares held for the benefit of Magnetar Capital Master Fund, (iii) 41,700 Shares held for the benefit of Magnetar Event Driven Fund, (iv) 26,500 Shares held for the benefit of Hipparchus Master Fund, (v) 34,100 Shares held for the benefit of Spectrum Master Fund and (vi) 37,000 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.26% of the Shares.

(b)                                 Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,037,391 Shares, which consists of (i) 819,791 Shares held by PRA Master Fund, (ii) 78,300 Shares held for the benefit of Magnetar Capital Master Fund, (iii) 41,700 Shares held for the benefit of Magnetar Event Driven Fund, (iv) 26,500 Shares held for the benefit of Hipparchus Master Fund, (v) 34,100 Shares held for the benefit of Spectrum Master Fund and (vi) 37,000 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.26% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Reporting Persons had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund, each of the Managed Accounts and Magnetar Tactical Trading Master Fund. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ Global Select Market and various other trading markets. The transactions in the call options contracts described below were effected in open market transactions on the Chicago Board of Options Exchange and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on August 16, 2016:

On August 15, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cintas Corporation, a Washington corporation (“Parent”) and Bravo Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  As a result of the Merger, Merger Sub will cease to exist and the Company will survive as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, subject to satisfaction or waiver of certain conditions thereof, if the Merger is completed, immediately prior to the effective time of the Merger, each share of Class A common stock issued and outstanding will be cancelled and converted into the right to receive $97.50 per shares in cash, without interest, and subject to any applicable withholding taxes (the “Per Share Merger Consideration”).

(d)                                 Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

From August 16, 2016 to present, the Reporting Persons purchased exchange-traded call options contracts for $44,400 (excluding commissions and other execution-related costs) in the aggregate on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts, which entitle the Funds (other than PRA Master Fund) and the Managed Accounts to purchase 217,600 Shares in the aggregate from the sellers of such call options contracts for $100 per Share. Such call options contracts expire on December 16, 2016. A portion of such call options contracts relating to (i) 78,300 Shares are for the benefit of Magnetar Capital Master Fund, (ii) 41,700 Shares are for the benefit of Magnetar Event Driven Fund, (iii) 26,500 Shares are for the benefit of Hipparchus Master Fund, (iv) 34,100 Shares are for the benefit of Spectrum Master Fund and (v) 37,000 Shares are for the benefit of the Managed Accounts.

The funds used by the Reporting Persons in purchasing all such call options contracts on behalf of the Funds (other than PRA Master Fund) have come directly from the assets of the Funds (other than PRA Master Fund) controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The funds used by the Reporting Persons in purchasing all such call options contracts on behalf of the Managed Accounts have come directly from the assets of the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business.  As described above, the aggregate amount of funds used by the Reporting Persons in purchasing the call options contracts on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts was $44,400 (excluding commissions and other execution-related costs).

The 108,800 Shares described herein that were sold short on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts were obtained by the Funds (other than PRA Master Fund) and the Managed Accounts from prime brokers pursuant to customary securities lending agreements.

The 468 Shares described herein that were sold short by the Reporting Persons on behalf of Magnetar Tactical Trading Master Fund were obtained from prime brokers pursuant to customary securities lending agreements.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 19, 2016, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 19, 2016

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

PRA Master Fund and Magnetar Tactical Master Fund

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)

8/16/2016	294,591	$96.94142	(1)
8/17/2016	102,732	$97.25178	(2)
8/18/2016	72,100	$97.07987	(3)
8/19/2016	30,170	$97.26367	(4)
8/22/2016	41,664	$96.96193	(5)
8/23/2016	27,224	$97.00387	(6)
8/24/2016	30,700	$97.00668	(7)
8/25/2016	31,526	$96.9936	(8)
8/26/2016	32,000	$97.0911	(9)
8/29/2016	32,300	$97.16824	(10)
8/30/2016	19,610	$97.28456	(11)
8/31/2016	14,100	$97.34007	(12)
9/1/2016	21,100	$97.13033	(13)
9/2/2016	18,000	$97.32684	(14)
9/6/2016	27,364	$97.29473	(15)
9/7/2016	7,471	$97.29869	(16)
9/8/2016	17,465	$97.06451	(17)

(1) Reflects a weighted average purchase price of $96.94142 per share, at prices ranging from $96.565 to $97.46 per share.

(2) Reflects a weighted average purchase price of $97.25178 per share, at prices ranging from $96.92 to $97.75 per share.

(3) Reflects a weighted average purchase price of $97.07987 per share, at prices ranging from $96.80 to $97.39 per share.

(4) Reflects a weighted average purchase price of $97.26367 per share, at prices ranging from $97.00 to $97.52 per share.

(5) Reflects a weighted average purchase price of $96.96193 per share, at prices ranging from $96.79 to $97.19 per share.

(6) Reflects a weighted average purchase price of $97.00387 per share, at prices ranging from $96.85 to $97.16 per share.

(7) Reflects a weighted average purchase price of $97.00668 per share, at prices ranging from $96.86 to $97.17 per share.

(8) Reflects a weighted average purchase price of $96.9936 per share, at prices ranging from $96.90 to $97.10 per share.

(9) Reflects a weighted average purchase price of $97.0911 per share, at prices ranging from $96.92 to $97.45 per share.

(10) Reflects a weighted average purchase price of $97.16824 per share, at prices ranging from $97.00 to $97.32 per share.

(11) Reflects a weighted average purchase price of $97.28456 per share, at prices ranging from $97.19 to $97.51 per share.

(12) Reflects a weighted average purchase price of $97.34007 per share, at prices ranging from $97.08 to $97.51 per share.

(13) Reflects a weighted average purchase price of $97.13033 per share, at prices ranging from $96.93 to $97.33 per share.

(14) Reflects a weighted average purchase price of $97.32684 per share, at prices ranging from $97.15 to $97.50 per share.

(15) Reflects a weighted average purchase price of $97.29473 per share, at prices ranging from $96.96 to $97.62 per share.

(16) Reflects a weighted average purchase price of $97.29869 per share, at prices ranging from $97.16 to $97.645 per share.

(17) Reflects a weighted average purchase price of $97.06451 per share, at prices ranging from $96.93 to $97.67 per share.

(*)Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

Funds (other than PRA Master Fund) and the Managed Accounts and Magnetar Tactical Master Fund

	Number of Shares
Date	Bought (Sold)	Price Per Share($)(*)(**)
7/22/2016	(34)	$81.23559	(1)
7/25/2016	(93)	$80.78914	(2)
7/26/2016	(63)	$81.10889	(3)
7/27/2016	(88)	$80.6408	(4)
7/28/2016	(87)	$80.24115	(5)
8/8/2016	(66)	$79.92758	(6)
8/8/2016	(28)	$80.95357	(7)
8/9/2016	(94)	$79.73074	(8)
8/10/2016	(94)	$80.07191	(9)
8/11/2016	(94)	$80.35149	(10)
8/12/2016	(90)	$80.45711	(11)
8/15/2016	(93)	$81.7286	(12)
8/16/2016	(50,078)	$96.750326	(13)
8/17/2016	(78)	$97.18756	(14)
8/18/2016	(78)	$97.00603	(15)
8/19/2016	(32)	$97.30938	(16)
8/22/2016	(78)	$96.93577	(17)
8/23/2016	(78)	$96.98064	(18)
8/24/2016	(78)	$96.9909	(19)
8/25/2016	(25)	$97.0188	(20)
8/29/2016	(28,000)	$97.09159	(21)
8/31/2016	(1,500)	$97.1175	(22)
9/6/2016	(9,100)	$97.24637	(23)
9/7/2016	(1,000)	$97.428	(24)
9/8/2016	(10,900)	$97.1286	(25)
9/9/2016	(600)	$96.63
9/13/2016	(7,400)	$96.68642	(26)
9/14/2016	(300)	$96.55

(1) Reflects a weighted average sale price of $81.23559 per share, at prices ranging from $81.06 to $81.38 per share.

(2) Reflects a weighted average sale price of $80.78914 per share, at prices ranging from $80.30 to $81.10 per share.

(3) Reflects a weighted average sale price of $81.10889 per share, at prices ranging from $81.00 to $81.25 per share.

(4) Reflects a weighted average sale price of $80.6408 per share, at prices ranging from $80.34 to $81.08 per share.

(5) Reflects a weighted average sale price of $80.24115 per share, at prices ranging from $80.01 to $80.62 per share.

(6) Reflects a weighted average sale price of $79.92758 per share, at prices ranging from $79.64 to $80.22 per share.

(7) Reflects a weighted average sale price of $80.95357 per share, at prices ranging from $80.82 to $81.08 per share.

(8) Reflects a weighted average sale price of $79.73074 per share, at prices ranging from $79.43 to $80.27 per share.

(9) Reflects a weighted average sale price of $80.07191 per share, at prices ranging from $79.69 to $80.44 per share.

(10) Reflects a weighted average sale price of $80.35149 per share, at prices ranging from $79.95 to $80.58 per share.

(11) Reflects a weighted average sale price of $80.45711 per share, at prices ranging from $80.04 to $80.91 per share.

(12) Reflects a weighted average sale price of $81.7286 per share, at prices ranging from $81.32 to $82.17 per share.

(13) Reflects a weighted average sale price of $96.750326 per share, at prices ranging from $96.70 to $97.35 per share.

(14) Reflects a weighted average sale price of $97.18756 per share, at prices ranging from $96.95 to $97.50 per share.

(15) Reflects a weighted average sale price of $97.00603 per share, at prices ranging from $96.81 to $97.25 per share.

(16) Reflects a weighted average sale price of $97.30938 per share, at prices ranging from $97.16 to $97.42 per share.

(17) Reflects a weighted average sale price of $96.93577 per share, at prices ranging from $96.81 to $97.14 per share.

(18) Reflects a weighted average sale price of $96.98064 per share, at prices ranging from $96.95 to $97.00 per share.

(19) Reflects a weighted average sale price of $96.9909 per share, at prices ranging from $96.94 to $97.00 per share.

(20) Reflects a weighted average sale price of $97.0188 per share, at prices ranging from $97.00 to $97.05 per share.

(21) Reflects a weighted average sale price of $97.09159 per share, at prices ranging from $97.00 to $97.17 per share.

(22) Reflects a weighted average sale price of $97.1175 per share, at prices ranging from $97.10 to $97.155 per share.

(23) Reflects a weighted average sale price of $97.24637 per share, at prices ranging from $97.10 to $97.37 per share.

(24) Reflects a weighted average sale price of $97.428 per share, at prices ranging from $97.35 to $97.645 per share.

(25) Reflects a weighted average sale price of $97.1286 per share, at prices ranging from $97.00 to $97.24 per share.

(26) Reflects a weighted average sale price of $96.68642 per share, at prices ranging from $96.605 to $96.99 per share.

(*) Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 19, 2016, among the Reporting Persons.